Mail Stop 4561

August 28, 2008

VIA U.S. MAIL

Mr. Lawrence Williams, Jr.
Chief Executive Officer, President, Chief Financial Officer, Principal Accounting
Officer, Director
Gateway Certifications, Inc
250 West 57th Street
Suite 917
New York, New York, 10107

Re:     Gateway Certifications, Inc.
        File No. 333-144228
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008

Dear Mr. Williams:

        We have reviewed your filing and have the following comments.  In our
comments, we may ask you to provide us with information so we may better understand
your disclosure.  After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing.  We look forward to working with you in these respects.  We
welcome any questions you may have about our comments or on any other aspect of our
review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Lawrence Williams Jr.
Gateway Certifications, Inc.
August 28, 2008
Page 2

Form 10-KSB for the year ended December 31, 2007

Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm, page 26

1.    It is unclear whether the financial information presented in your Statements of
      Operations, Statements of Cash Flows, and Statements of Stockholder's Equity
      for the year ended December 31, 2007 and for the period from August 30, 2006 to
      December 31, 2006 has been audited.  Please have your auditors revise there
      report to explicit state, if true, that this information has been audited and revise
      your Form 10-KSB as appropriate.

Item 8A Controls and Procedures, page 35

2.    We note your disclosure that your disclosure controls and procedures were not
      effective as of December 31, 2007 due to deficiencies in your internal control
      over financial reporting.  Explain to us, and expand your disclosure to discuss the
      specific weaknesses that have been identified in your internal controls and
      management's plans to remedy these weaknesses.

Form 10-QSB for the quarterly period ended March 31, 2008

General

3.    We note that you have filed your quarterly report for the period ended March 31,
      2008 on a Form 10-QSB.  Explain to us how you have complied with SEC Rule
      Release 33-8876 and Chapter 2 of the Small Entity Compliance Guide.

Item 3 Controls and Procedures

4.    We note that you have concluded that your disclosure controls and procedures
      were effective as of March 31, 2008.  We further note your disclosure that there
      were no changes to the Company's internal controls during the quarterly period
      ended March 31, 2008.  Explain to us how you were able to mitigate the control
      weaknesses identified in your Form 10-KSB for the year ended December 31,
      2007 without making any changes to your internal control structure.

                                    *   *   *   *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response.  Please submit your response letter on EDGAR.  Please
understand that we may have additional comments after reviewing your response to our
comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions.

Sincerely,


Kevin Woody
Accounting Branch Chief